EXHIBIT 99.3
                                                                    ------------

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC., HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., 1206623 ALBERTA LTD., THE UNITHOLDERS OF VIKING ENERGY ROYALTY TRUST AND THE EXCHANGEABLE SHAREHOLDERS OF HARVEST OPERATIONS CORP.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.


                                [GRAPHIC OMITTED]
                      [LOGO - VIKING ENERGY ROYALTY TRUST]
                   -------------------------------------------

                              LETTER OF TRANSMITTAL

                 FOR UNITHOLDERS OF VIKING ENERGY ROYALTY TRUST

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:      VIKING ENERGY ROYALTY TRUST
AND TO:  VALIANT TRUST COMPANY, AS DEPOSITARY

THIS LETTER OF TRANSMITTAL (THE "LETTER OF TRANSMITTAL") IS FOR USE BY HOLDERS ("VIKING UNITHOLDERS") OF TRUST UNITS ("VIKING UNITS") OF VIKING ENERGY ROYALTY TRUST ("VIKING") IN CONNECTION WITH THE PROPOSED ARRANGEMENT ("ARRANGEMENT") INVOLVING VIKING, VIKING HOLDINGS INC. ("VHI"), HARVEST ENERGY TRUST ("HARVEST"), HARVEST OPERATIONS CORP. ("HOC"), 1206623 ALBERTA LTD., VIKING UNITHOLDERS, THE HOLDERS OF TRUST UNITS OF HARVEST AND THE HOLDERS OF
EXCHANGEABLE SHARES OF HOC PURSUANT TO AN ARRANGEMENT AGREEMENT DATED AS OF DECEMBER 23, 2005, THE FULL TEXT OF WHICH IS SET OUT IN THE JOINT INFORMATION CIRCULAR AND PROXY STATEMENT (THE "INFORMATION CIRCULAR") OF VIKING AND HARVEST DATED DECEMBER 30, 2005.

PURSUANT TO THE ARRANGEMENT, VIKING UNITHOLDERS WILL RECEIVE, FOR EACH VIKING UNIT HELD 0.25 OF A TRUST UNIT ("HARVEST UNIT") OF HARVEST.

CAPITALIZED TERMS USED, BUT NOT DEFINED IN THIS LETTER OF TRANSMITTAL, SHALL HAVE THE MEANINGS GIVEN TO THEM IN THE INFORMATION CIRCULAR.

Viking Unitholders will not receive Viking Units or distributions on the Viking Units after the Effective Date until they submit the certificates for their Viking Units to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Viking Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Viking Units (and any distributions thereon). Viking Unitholders whose

Viking Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Viking Units.

The undersigned delivers to you the enclosed certificate(s) representing Viking Units to be exchanged for certificate(s) representing Harvest Units pursuant to and in accordance with the Arrangement described in the Information Circular.

----------------------------------------------------------------------------------------------------------------
                               DESCRIPTION OF VIKING UNITS DEPOSITED
----------------------------------------------------------------------------------------------------------------
    Certificate           Type of Security         Names in which Viking Units        Number of Viking Units
     Number(s)               Deposited                 are Registered                    Shares Deposited
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                               TOTAL:
                                                                                       -------------------------

      (If space is not sufficient, please attach a list in the above form.)

|_| Some or all of my Viking Unit certificates have been lost, stolen or destroyed. Please review item 8 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).

                              RESIDENCY DECLARATION

IN ORDER TO RECEIVE THE HARVEST UNITS TO WHICH YOU ARE ENTITLED PURSUANT TO THE ARRANGEMENT YOU MUST COMPLETE THE FOLLOWING DECLARATION:

----------------------------------------------------------------------------------------------------------------
The undersigned certifies that the undersigned:       *      A  Non-Resident  is a person who is not a resident
                                                             of Canada for the  purposes  of the INCOME TAX ACT
|_|      is not a Non-Resident.*                             (Canada),  or a partnership that is not a Canadian
                                                             Partnership  for the  purposes  of the  INCOME TAX
|_|      is a Non-Resident.*                                 ACT (Canada).

----------------------------------------------------------------------------------------------------------------

                                  AUTHORIZATION

THE UNDERSIGNED:

1. represents and warrants that the undersigned is the legal owner of the above listed Viking Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2. acknowledges receipt of the Joint Information Circular and Proxy Statement of Viking and Harvest dated December 30, 2005;

3. directs the Depositary to issue or cause to be issued the Harvest Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the Harvest Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on the following page;

4. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Viking Units for certificate(s) representing Harvest Units;

5. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

6. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Viking Units deposited pursuant to the Arrangement will be determined by VHI in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on VHI, Viking, Harvest, HOC, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

UNLESS OTHERWISE INDICATED UNDER "SPECIAL REGISTRATION INSTRUCTIONS" OR "SPECIAL DELIVERY INSTRUCTIONS" ON THE NEXT PAGE (IN WHICH CASE REGISTRATION OR DELIVERY SHOULD BE MADE IN ACCORDANCE WITH THOSE INSTRUCTIONS), THE CERTIFICATE(S) FOR THE HARVEST UNITS SHOULD BE ISSUED IN THE NAME OF THE UNDERSIGNED AND FORWARDED TO THE UNDERSIGNED AT THE ADDRESS SPECIFIED BELOW THE SIGNATURE OF THE
UNDERSIGNED (OR IF NO SUCH ADDRESS OR DELIVERY INSTRUCTIONS ARE MADE, TO THE LATEST ADDRESS OF RECORD ON VIKING'S REGISTER OF VIKING UNITS). IF THE ARRANGEMENT IS NOT COMPLETED AND THE ARRANGEMENT AGREEMENT IS TERMINATED OR VIKING AND VHI TERMINATE THEIR OBLIGATIONS THEREUNDER, THE UNDERSIGNED DIRECTS THE DEPOSITARY TO RETURN THE ENCLOSED CERTIFICATE(S) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE PRECEDING SENTENCE.

___________________________________________________________          _______________________________________________________________

                          BOX A                                                                  BOX B
            SPECIAL REGISTRATION INSTRUCTIONS                                        SPECIAL DELIVERY INSTRUCTIONS
                   (See Instruction 2)                                                    (See Instruction 2)

TO  BE  COMPLETED  ONLY  IF  THE  CERTIFICATE(S)  FOR  THE           TO BE COMPLETED  ONLY IF THE  CERTIFICATE(S)  FOR THE HARVEST
HARVEST  UNITS  ARE NOT TO BE  ISSUED  IN THE  NAME OF THE           UNITS ARE TO BE SENT TO A NAME OR AN  ADDRESS  OTHER THAN THE
UNDERSIGNED.                                                         NAME AND  ADDRESS  OF THE  UNDERSIGNED  SPECIFIED  BELOW  THE
                                                                     SIGNATURE OF THE UNDERSIGNED.


In the Name of ____________________________________________          In the Name of ________________________________________________
                       (PLEASE PRINT)                                                           (PLEASE PRINT)

Address: __________________________________________________          Address: ______________________________________________________

___________________________________________________________          _______________________________________________________________

___________________________________________________________          _______________________________________________________________
               (INCLUDE POSTAL OR ZIP CODE)                                          (INCLUDE POSTAL OR ZIP CODE)

___________________________________________________________          _______________________________________________________________

____________________________________________________________________________________________________________________________________

                                                              BOX C
                                                          HOLD FOR PICK-UP

|_| CHECK HERE IF THE CERTIFICATE(S) FOR THE HARVEST UNITS ARE TO BE HELD FOR
    PICK-UP AT THE OFFICE OF THE DEPOSITARY AT WHICH THIS LETTER OF TRANSMITTAL
    IS DEPOSITED.
____________________________________________________________________________________________________________________________________
                                                   VIKING UNITHOLDER SIGNATURE(S)

SIGNATURE GUARANTEED BY (IF REQUIRED UNDER ITEMS 3 AND 4 OF          DATED: _____________________________, 2006
THE INSTRUCTIONS):

___________________________________________________________          _______________________________________________________________
             AUTHORIZED SIGNATURE OF GUARANTOR                                 SIGNATURE OF VIKING UNITHOLDER OR AUTHORIZED
                                                                                              REPRESENTATIVE
                                                                                  (SEE ITEMS 3 AND 5 OF THE INSTRUCTIONS)

___________________________________________________________          _______________________________________________________________
          NAME OF GUARANTOR (PLEASE PRINT OR TYPE)                                     ADDRESS OF VIKING UNITHOLDER

___________________________________________________________          _______________________________________________________________
        ADDRESS OF GUARANTOR (PLEASE PRINT OR TYPE)

                                                                     _______________________________________________________________
                                                                                   TELEPHONE NUMBER OF VIKING UNITHOLDER

                                                                     _______________________________________________________________
                                                                                   FACSIMILE NUMBER OF VIKING UNITHOLDER

                                                                     _______________________________________________________________
                                                                            SOCIAL INSURANCE NUMBER OR U.S. RESIDENT TAXPAYER
                                                                                 IDENTIFICATION NUMBER (MUST BE PROVIDED)

                                                                     _______________________________________________________________
                                                                             NAME OF VIKING UNITHOLDER (PLEASE PRINT OR TYPE)

                                                                     _______________________________________________________________
                                                                            NAME OF AUTHORIZED REPRESENTATIVE, IF APPLICABLE
                                                                                          (PLEASE PRINT OR TYPE)

________________________________________________________________________________

                                      BOX D
                               SUBSTITUTE FORM W-9


      TO BE COMPLETED BY U.S. VIKING UNITHOLDERS ONLY (SEE INSTRUCTION 10)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS. You must cross out item two above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.



_______________________________________      __________________________________
    (SIGNATURE OF VIKING UNITHOLDER)                      (DATE)


_______________________________________
    (SOCIAL SECURITY NUMBER OR
    TAXPAYER IDENTIFICATION NUMBER)


NOTE: FAILURE TO COMPLETE THIS BOX OR TO PROVIDE VIKING OR DEPOSITARY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE ARRANGEMENT.

________________________________________________________________________________



________________________________________________________________________________

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office; or
(b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.



_______________________________________      __________________________________
    (Signature of Viking Unitholder)                        (Date)


________________________________________________________________________________

                                  INSTRUCTIONS

1.    USE OF LETTER OF TRANSMITTAL

      (a) This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Viking Units and all other documents required by the terms of the Arrangement must be received by the Depositary at either of its offices specified on the back page of this document.

      (b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Viking Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. VIKING UNITHOLDERS WHOSE VIKING UNITS ARE REGISTERED IN THE NAME OF A NOMINEE SHOULD CONTACT THEIR STOCKBROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE IN DEPOSITING THEIR VIKING UNITS.

2.    SPECIAL REGISTRATION AND DELIVERY INSTRUCTIONS

      The boxes entitled "SPECIAL REGISTRATION INSTRUCTIONS" and "SPECIAL DELIVERY INSTRUCTIONS", as applicable, should be completed if the certificates for the Harvest Units to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature. See also Instruction 4 "GUARANTEE OF SIGNATURES" below.

3.    SIGNATURES

      This Letter of Transmittal must be completed and signed by the holder of Viking Units, or by such holder's duly authorized representative (in accordance with Instruction 5 "FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS" below).

      (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

      (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Viking Units or if certificate(s) representing Harvest Units are to be issued to a person other than the registered holder(s):

            (i)   such  deposited   certificate(s)  must  be  endorsed  or  be
                  accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

            (ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 "GUARANTEE OF SIGNATURES" below.

4.    GUARANTEE OF SIGNATURES

      If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Viking Units or if certificate(s) representing Harvest Units are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Viking Unitholders maintained by the transfer agent of Viking, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

      An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.    FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

      Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.    NON-RESIDENTS

      All  Viking   Unitholders   are  required  to  complete  the   residency
      declaration to receive the Harvest Units pursuant to the Arrangement.

7.    MISCELLANEOUS

      (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Viking Units, additional certificate numbers and the number of Viking Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

      (b) If Viking Units are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

      (c) No alternative, conditional or contingent deposits will be accepted. All depositing Viking Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

      (d) The holder of the Viking Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

      (e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary or the Information Agent at either of its offices at the addresses listed on the back page of this document.

8.    LOST CERTIFICATES

      If a Viking Unit certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to Viking's registrar and transfer agent, Computershare Investor Services Inc. ("COMPUTERSHARE") at one of the following locations in Calgary or
      Toronto:

          CALGARY: Watermark Tower              TORONTO: 100 University Avenue
                   Suite 600, 530 - 8th Ave SW           9th Floor
                   Calgary, AB  T2P 3S8                  Toronto, ON  M5J 2Y1

      Computershare will respond with the replacement requirements, which must be completed and returned to Computershare. Any questions or requests for assistance with respect to lost or destroyed Viking Unit certificates may be directed to Computershare at 1-800-564-6253.

9.    INFORMATION AGENT

      Viking and Harvest have retained Kingsdale Shareholder Services Inc. ("KINGSDALE") to act as information agent and to solicit proxies in connection with the Arrangement and to assist in completing the forms of proxy and Letters of Transmittal. If you have any questions about the information contained in the Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact Kingsdale at: 1-866-639-8089.

10.   SUBSTITUTE FORM W-9

      Each U.S. Viking Unitholder is required to provide the Depository with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Box D, and to certify whether such Viking Unitholder is subject to backup withholding of U.S. federal income tax. If a U.S. Viking Unitholder has been notified by the Internal Revenue Service that such Viking Unitholder is subject to backup withholding, such Viking Unitholder must cross out item two of the Substitute Form W-9, unless such Viking Unitholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Viking Unitholder to 28% federal income tax withholding on any payment to such Viking Unitholder made in connection with the acquisition of such Viking Unitholder's Units and a penalty which may be assessed against such Viking Unitholder by the Internal Revenue Service. If a U.S. Viking Unitholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Viking Unitholder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the Substitute Form W-9 and the Depository is not provided with a TIN within 60 days, the Depository will withhold 28% on all payments to such Viking Unitholder made in connection with the acquisition of such Viking Unitholder's Units until a TIN is provided to the Depository.

                            OFFICES OF THE DEPOSITARY

                                   INQUIRIES:

                              VALIANT TRUST COMPANY
                            TOLL FREE: 1-866-313-1872
                               FAX: (403) 233-2857
                       E-mail: inquiries@valianttrust.com


                                    BY MAIL:

                                     Calgary

                              VALIANT TRUST COMPANY
                           310, 606 - 4TH STREET S.W.
                            CALGARY, ALBERTA T2P 1T1
                                     CANADA
                      ATTENTION: REORGANIZATION DEPARTMENT


                                     Toronto

                           BNY TRUST COMPANY OF CANADA
                         SUITE 1101, 4 KING STREET WEST
                            TORONTO, ONTARIO M5H 1B6
                                     CANADA
                            ATTENTION: MARCIA REDWAY


                   BY HAND, BY COURIER OR BY REGISTERED MAIL:

              Calgary                                     Toronto

       VALIANT TRUST COMPANY                    BNY TRUST COMPANY OF CANADA
     310, 606 - 4TH STREET S.W.                SUITE 1101, 4 KING STREET WEST
      CALGARY, ALBERTA T2P 1T1                    TORONTO, ONTARIO M5H 1B6
               CANADA                                      CANADA

ATTENTION: REORGANIZATION DEPARTMENT              ATTENTION: MARCIA REDWAY



                         OFFICE OF THE INFORMATION AGENT

                       KINGSDALE SHAREHOLDER SERVICES INC.

               TOLL FREE NUMBER IN CANADA AND USA: 1-866-639-7993



     ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY VIKING UNITHOLDERS TO THE DEPOSITARY OR THE INFORMATION AGENT AT THEIR TELEPHONE
                     NUMBERS AND LOCATIONS SET OUT ABOVE.